UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant's name into English)

No.26, Zilian Road, Xinshi Dist.,<br>Tain...
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit	Title

99.1	Himax Technologies, Inc. Reports Third Quarter 2024 Financial Results; Provides Fourth Quarter 2024 Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himax Technologies, Inc.
(Registrant)

Date: November 7, 2024	/s/ JESSICA PAN
Jessica Pan
Chief Financial Officer